Exhibit 99.3

Deloitte LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-170295 on Form S-8 and in Registration Statement Nos. 333-185723, 333-190801 and 333-193876 on Form F-10 of our reports dated February 19, 2014 relating to the consolidated financial statements of HudBay Minerals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Current Report on Form 6-K for the year ended December 31, 2013 filed on February 20, 2014.

/s/ Deloitte LLP

Chartered Public Accountants, Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 20, 2014